JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Date: February 13, 2026

WELSH, CARSON, ANDERSON & STOWE XII, L.P.

By: /s/ Jennifer Martin
Name: Jennifer Martin
Title: Authorized Signatory

WCAS XII ASSOCIATES LLC

By: /s/ Jennifer Martin
Name: Jennifer Martin
Title: Authorized Signatory

WCAS MANAGEMENT CORPORATION

By: /s/ Jennifer Martin
Name: Jennifer Martin
Title: Authorized Signatory